Exhibit 99.1

ELBIT IMAGING ANNOUNCES AN EVALUATION REFERRING TO ELBIT MEDICAL TECHNOLOGIES

Tel Aviv, Israel, December 6, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated September 6, 2018, that Edison Investment Research (Israel) Ltd. published an updated evaluation of its subsidiary, Elbit Medical Technologies Ltd. (“Elbit Medical”) (the “Evaluation”):

https://maya.tase.co.il/reports/details/1200918/2/0

The Evaluation assessed the value of Elbit Medical to be NIS 424 million (USD 113.6 million) in accordance with the assumptions detailed in the Evaluation.

The Company makes reference to the exemption clauses at the end of the Evaluation, which includes a provision that the Evaluation does not constitute a recommendation or opinion regarding the purchase or sale of securities.

The Company holds approximately 63% of Elbit Medical’s outstanding share capital (approximately 41% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com